Exhibit 99.1

For Immediate Release

Daiichi Pharmaceutical Co., Ltd.

GE Healthcare

Daiichi and GE Healthcare to sign a Collaboration Agreement for the Research and Development of Non-nuclear Contrast Media

Tokyo, September 12, 2005- Daiichi Pharmaceutical Co., Ltd. (Head Office: Tokyo, Japan; President: Kiyoshi Morita; hereinafter referred to as “Daiichi”) and GE Healthcare (Head Office: Chalfont St. Giles, England; President and CEO, GE Healthcare Bio-Sciences: Peter Loescher), a unit of General Electric Company (NYSE: GE), announced today that Daiichi has executed a Collaboration Agreement for the Research and Development of non-nuclear Contrast Media with GE Healthcare.

Since Daiichi launched Omnipaque® (Iohexol) in 1987, which is a contrast media for X-Ray and CT examinations, under license from GE Healthcare, one of the leading companies with cutting-edge technology in contrast media, Daiichi has marketed Omniscan®, magnetic resonance imaging (MRI) contrast media (launched in 1996) and Visipaque®, a X-ray contrast media (launched in 2000) in Japan.

In addition to these products licensed, Daiichi has collaborated with GE Healthcare on the research and development of non-nuclear contrast media to obtain development candidates since 1988. As a result, Daiichi submitted Sonazoid®, an ultrasound contrast media in May 2004 for regulatory approval in Japan.

In consideration with the past achievement and performance through the collaboration, both companies have decided to continue this collaboration with the aim to develop new contrast media for the Japanese market that will satisfy the unmet needs for patients and the healthcare society.

Peter Loescher, President and CEO of GE Healthcare Bio-Sciences, which is one of business units of GE Healthcare, said, “With this agreement, GE Healthcare will continue to explore opportunities for the development of new contrast media for the Japanese market, where our strategic partner Daiichi Pharmaceuticals has a very strong foothold. Daiichi will simultaneously have rights to new products and can continue utilizing its core skills in clinical development, manufacturing, marketing and sales of imaging products in Japan.”

Kiyoshi Morita, President of Daiichi said, “Since the 1987 launch in Japan of Omnipaque®, a globally recognized X-ray contrast media, we have been able to establish a top class product domestically due to its high profile and with our close relationship with GE Healthcare. We strongly believe that this new collaboration will further strengthen contrast media’s position in the market.”

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Contact:

Daiichi pharmaceutical Co., Ltd.

Corporate Communications Department

TEL: +81-3-3273-7107

About Daiichi Pharmaceutical Co., Ltd.

Daiichi Pharmaceutical Co., Ltd., has been a leader in the Japanese pharmaceutical industry for nearly a century. Founded in 1915, Daiichi has grown as a research and development-based organization, ensuring its leading position as a developer of advanced pharmaceutical products and health care-related chemicals for 90 years. Daiichi’s main therapeutic and diagnostic areas include infectious diseases, cancer, cardiovascular disorders, cerebral and central nervous system illnesses, gastrointestinal ailments, immunological disorders and contrast media. Daiichi and Sankyo Co., Ltd, a Japan-based pharmaceutical company, will establish a joint holding company, DAIICHI SANKYO COMPANY, LIMITED through a joint stock transfer on September 28, 2005.

About GE Healthcare

GE Healthcare provides transformational medical technologies that are shaping a new age of patient care. GE Healthcare’s expertise in medical imaging and information technologies, medical diagnostics, patient monitoring and life support systems, disease research, drug discovery, and biopharmaceutical manufacturing technologies is helping physicians detect disease earlier and to tailor personalized treatments for patients. GE Healthcare offers a broad range of products and services that are improving productivity in healthcare and enhancing patient care by enabling healthcare providers to better diagnose and treat cancer, heart disease, neurological diseases, and other conditions. Headquartered in the United Kingdom, GE Healthcare is a $15 billion unit of General Electric Company (NYSE: GE). Worldwide, GE Healthcare employs more than 43,000 people committed to serving healthcare professionals and their patients in more than 100 countries. For more information about GE Healthcare, visit our website at www.gehealthcare.com